

09057021

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER

8- 65280

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ____1/01/08____ AND ENDING ____12/31/08____
                                        MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Hill Street Capital LLC

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

OFFICIAL USE ONLY

FIRM I.D. NO.

126 East 56th Street
                                  (No. and Street)

New York   NY   10022
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Lorenzo D. Weisman   (212) 326-2601
                                        (Area Code -- Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Salibello & Broder LLP
                    (Name -- *if individual, state last, first, middle name*)

633 Third Avenue, 13th Floor   New York   NY   10017
(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

OATH OR AFFIRMATION

I, Lorenzo D. Weisman _____ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Hill Street Capital LLC _____ , as of December 31 _____ , 20 08 , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

```
VERONICA D. DE LOS SANTOS
Notary Public, State of New York
        No. 01DE6066570
   Qualified in Queens County
Commission Expires March 3, 2010
```

Signature

Managing Member
Title

Veronica Q Los 5to
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

HILL STREET CAPITAL LLC

STATEMENT OF FINANCIAL CONDITION

December 31, 2008
With Independent Auditors' Report

Filed pursuant to Rule 17a-5(e)(3)
under the Securities Exchange Act of 1934
as a Public Document.

Salibello & Broder LLP
Certified Public Accountants

CONTENTS

INDEPENDENT AUDITORS' REPORT

The Managing Members
Hill Street Capital LLC
New York, New York

We have audited the accompanying statement of financial condition of Hill Street Capital LLC (the "Company") as of December 31, 2008 that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of the Company at December 31, 2008, in conformity with accounting principles generally accepted in the United States of America.

Salibello & Broder LLP

February 23, 2009

HILL STREET CAPITAL LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2008

Assets

Cash and equivalents	$ 352,932
Accounts receivable	523,991
Prepaid expenses and other assets	72,541
Prepaid income taxes	1,581
Property and equipment, at cost less accumulated depreciation and amortization of $200,519	18,943
Security deposit	50,526
	$ 1,020,514

Liabilities and Members' Capital

Liabilities:	
Accounts payable and accrued expenses	$ 102,945
Deferred taxes payable	19,753
Total liabilities	122,698
Members' capital	897,816
	$ 1,020,514

The accompanying notes are an integral part of this financial statement.

HILL STREET CAPITAL LLC

NOTES TO STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2008

Note 1 - Organization and nature of business

Hill Street Capital LLC (the "Company") is incorporated in the State of Delaware. The Company specializes in providing investment banking and related financial advisory and consulting services to domestic and foreign-based companies.

The Company is a registered broker-dealer with the Securities and Exchange Commission and is a member of Financial Industry Regulatory Authority.

Note 2 - Summary of significant accounting policies

Basis of accounting

The accompanying financial statements have been prepared on the accrual basis of accounting.

Cash equivalents

The Company considers all highly liquid assets purchased with a maturity of three months or less to be cash equivalents.

Property and equipment

Property and equipment are stated at cost. Depreciation is provided using the straight-line method over the estimated useful lives of the related assets. Leasehold improvements are amortized over the lesser of the economic useful life of the improvement or the term of the lease. Additions and betterments are capitalized. Repairs and maintenance are charged to operations as incurred.

Impairment of long-lived assets

The Company's method under current accounting rules for measuring impairment of long-lived assets is an undiscounted cash flow basis. The Company periodically reviews the carrying value of its long-lived assets for recoverability or whenever events or changes in circumstances indicate that such amounts have been impaired. Impairment indicators include, among other conditions, cash flow deficits, historic or anticipated decline in revenue or operating profit and a material decrease in fair value of some or all of the assets. If such impairment exists, the carrying value of the asset is reduced to its estimated fair value based on discounted cash flows. Such a review has been performed by management and does not indicate an impairment of such assets.

Note 2 - Summary of significant accounting policies (cont'd)

Estimates

The preparation of the statement of financial condition in conformity with accounting principles generally accepted in the United States of America requires the Company's management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results may differ from those estimates.

Income taxes

Federal and state income taxes have not been provided since each member is individually liable for his own federal and state tax payments. The Company is responsible for New York City Unincorporated Business Taxes.

Deferred New York City Unincorporated Business Taxes result from the use of the accrual basis of accounting for financial statement purposes and the cash basis for tax purposes. The temporary differences, which give rise to deferred taxes, are accounts receivable, prepaid expenses and other assets, accounts payable and accrued expenses.

Note 3 - Property and equipment

At December 31, 2008, property and equipment consists of the following:

Leasehold improvements	$ 130,519
Computer equipment	55,449
Other equipment	33,494
	219,462
Less: accumulated depreciation and amortization	200,519
	$ 18,943

HILL STREET CAPITAL LLC

NOTES TO STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2008

Note 4 - Liabilities subordinated to claims of general creditors

There were no liabilities subordinated to claims of general creditors at December 31, 2008.

Note 5 - Concentrations

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents, accounts receivables, accounts payable and accrued expenses. The carrying value of cash and cash equivalents, accounts receivable, accounts payable and accrued expenses approximate fair values due to the short-term nature of these items.

The Company maintains all of its cash balances in one major financial institution, which at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts and believes it is not subject to any significant credit risk on cash.

In the course of its business, the Company enters into engagements with domestic and international clients. In the event clients do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the client. It is the Company's policy to review, as necessary, the credit standing of each client with which it conducts business and, generally, requires no collateral from its clients. The Company estimates the allowances relating to accounts receivable based on historical collections trends, type of customer, the age of outstanding receivables and existing economic conditions. Past-due receivable balances are written-off when the Company's internal collection efforts have been unsuccessful in collecting the amount due.

Note 6 - Net capital requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2008, the Company had net capital of $249,987, which was $243,124 in excess of its required net capital of $6,863. The Company's aggregate indebtedness to net capital ratio was 0.41 to 1.

The Company is exempt from the Securities and Exchange Commission Rule 15c3-3 under sub-paragraph (k)(2)(i).

Note 7 - Commitments

The Company has a lease agreement for its general office facilities located in New York City. The lease expires April 30, 2011. The Company also leases computer equipment under an operating lease. The lease expires October 31, 2011. The minimum annual rental commitments (exclusive of escalation clauses for real estate taxes and building operating expenses) are summarized as follows:

For the year ending	Total
2009	$ 683,050
2010	683,050
2011	236,823
	$ 1,602,923

Note 8 - Limited liability company

Since the Company is a limited liability company, no member, manager, agent or employee of the Company shall be personally liable for the debts, obligations, or liabilities of the Company, whether arising in contract, tort or otherwise, or for the acts or omissions of any other member, director, manager, agent or employee of the Company, unless the individual has signed a specific personal guarantee. The duration of the Company is perpetual.

Note 9 – New accounting pronouncements

In June 2006, the Financial Accounting Standards Board ("FASB") issued Interpretation No. 48 *"Accounting for Uncertainty in Income Taxes — an interpretation of FASB Statement No. 109"* (*"FIN 48"*). The interpretation was effective for financial statements issued for fiscal years beginning after December 15, 2006. FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an entity's financial statements in accordance with Statement of Financial Accounting Standards ("SFAS") No.109, *"Accounting for Income Taxes"*. The interpretation prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. Under FIN 48, the benefit of a tax position may be recognized only if it is more likely than not that the tax position will be sustained, based on the technical merits of the position, by a taxing authority having full knowledge of all relevant information. A tax position that meets the more likely than not recognition threshold is to be measured as the largest amount of tax benefit that is greater than 50 percent likely of being realized upon ultimate settlement with the taxing authority. FIN 48 also provides guidance on derecognition, classification, and interest and penalties. Further, the disclosure provisions of FIN 48 call for more information about the uncertainty in income tax assets and liabilities. In February 2008, the FASB issued FASB Staff Position (FSP) "FSP FIN 48-2". The FSP deferred the effective date of FIN 48, for certain nonpublic enterprises to be effective for annual financial statements for

Note 9 – New accounting pronouncements (cont'd)

fiscal years beginning after December 15, 2007. In December 2008, the FASB issued "FSP FIN 48-3". The FSP defers the effective date of FIN 48, for certain nonpublic enterprises, to be effective for annual financial statements for fiscal years beginning after December 15, 2008. The Company has elected to defer the application of FIN 48 in accordance with this FSP. The Company does not expect the adoption of FIN 48 to have an effect on its financial statements. Management currently evaluates uncertain tax positions using the provisions of SFAS No.5, *"Accounting for Contingencies"*.